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                                               Filing Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-37678


                              Prospectus Supplement
                       (To Prospectus Dated June 27, 2000)


                               SEDONA CORPORATION

                              Convertible Debenture
                                    Warrants
                                  Common Stock

         This is an offering of a $3.0 million debenture convertible into shares of our common stock and warrants exercisable into shares of our common stock. Our common stock is traded on the Nasdaq SmallCap Market under the symbol SDNA. On November 21, 2000, the closing bid price of one share of our common stock was $1.13. You should read this prospectus supplement and the related prospectus carefully before you invest.

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         Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 4 of our prospectus dated June 27, 2000.

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         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



          The date of this prospectus supplement is November 22, 2000.


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                                TABLE OF CONTENTS


                                                                         Page

   Use of Proceeds....................................................... S-3

   Market for Our Common Stock........................................... S-3

   Description of Convertible Debenture and Warrants..................... S-3

   Plan of Distribution.................................................. S-6

   Forward-Looking Statements............................................ S-6


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         You should rely only upon information contained or incorporated by reference in this prospectus supplement and the related prospectus. We have not authorized anyone to provide you with information or to represent anything to you not contained or incorporated by reference in this prospectus supplement and the related prospectus. The information contained in this prospectus supplement is current only as of its date, regardless of the time of delivery of this prospectus supplement or of any sale of the shares of common stock.

         We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted.



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                                 USE OF PROCEEDS

         The net proceeds to us from this offering will be approximately $2.3 million. We plan to use approximately $2.25 million of the net proceeds to redeem the outstanding shares of our Series G convertible preferred stock and the remaining net proceeds for working capital purposes.


                           MARKET FOR OUR COMMON STOCK

         On November 21, 2000, the closing bid price of one share of our common stock on the Nasdaq SmallCap Market was $1.13. As of that date, and before the issuance of shares of common stock upon conversion of the convertible debenture or exercise of the warrants pursuant to this prospectus supplement, we had 30,194,514 shares of common stock outstanding.


              DESCRIPTION OF THE CONVERTIBLE DEBENTURE AND WARRANTS

Convertible Debenture

         Set forth below is a description of the material terms of the convertible debenture. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the terms of the convertible debenture, which have been filed as an exhibit to a Form 8-K.

         General

         The convertible debenture will be issued as unsecured debt. The convertible debenture will be limited to an aggregate principal amount of $3.0 million. The convertible debenture is not subject to a sinking fund provision. The entire principal amount of the convertible debenture will become due and payable, together with any accrued and unpaid interest thereon, 120 days from its original date of issuance. The holder, at our request, may extend the payment of principal and interest for subsequent 30 day periods.

         Interest

         The convertible debenture bears interest quarterly in arrears on the outstanding principal at the rate of 5% per annum. Accrual of interest commences from the original date of issuance until we pay the entire principal amount of the convertible debenture. The first interest payment is payable 120 days from the date of issuance with additional interest payments, if required due to an extension of payment of principal and interest by the holder, payable quarterly beginning on June 1, 2001.


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         Conversion

         The actual purchase price of the convertible debenture is convertible into our common stock at the option of the holder of the convertible debenture at any time the market price of our common stock exceeds $2.00 per share at a price equal to $1.04 per share. Our delivery to the holder of the convertible debenture of the common stock into which the convertible debenture is convertible (together with the cash payment, if any, in lieu of fractional shares) will be deemed to satisfy our obligation to pay the principal amount of the convertible debenture so converted.

         In the event that we fail to pay the convertible debenture at maturity, the actual purchase price of the convertible debenture may be converted at the option of the holder at the lesser of $1.41 and 85% of the volume-weighted average price of our common stock over the five trading days immediately preceding the date on which a notice of conversion is delivered to us by the holder.

         Pursuant to its terms, the convertible debenture is convertible by a holder only to the extent that the number of shares issuable, together with the number of shares of common stock beneficially owned by such holder, but not including unconverted portions of the convertible debenture, would not equal or exceed 9.9% of the then outstanding common stock as determined in accordance with section 13(d) of the Securities Exchange Act of 1934, unless the holder provides us with at least 75 days notice prior to the conversion.

         Optional Prepayment

         We have the right to prepay the convertible debenture, in whole or in part, at any time prior to maturity, upon not more than 5 days' notice. If we fail to prepay within 5 days of providing notice, the prepayment notice will be declared null and void and we will lose our prepayment rights.

         Upon receipt of a notice of prepayment, the holder may, at its option, convert the portion of the convertible debenture that we intend to prepay, at a price equal to $1.04 per share.

         Events of Default

         One or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to the convertible debenture:

         o we default in the payment of principal or interest on the convertible debenture and the same shall continue for a period of three (3) trading days; or

         o any of the material representations or warranties made by us in connection with the sale of the convertible debenture shall be deemed to have been false or misleading in any material respect at the time made; or


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         o  we fail to issue shares of common stock to the holder of the convertible debenture upon proper exercise of the holder's conversion rights or fail to transfer any common stock certificate when required by the convertible debenture, and such transfer is otherwise lawful, and any such failure shall continue uncured for five (5) trading days; or

         o we fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation under the convertible debenture or any other agreement governing the purchase of the convertible debenture and such failure shall continue uncured for a period of thirty (30) days after written notice from the holder of such failure; or

         o we (1) admit in writing our inability to pay our debts generally as they mature; (2) make an assignment for the benefit of creditors or commence proceedings for our dissolution; or (3) apply for or consent to the appointment of a trustee, liquidator or receiver for us or for a substantial part of our property or business; or

         o a trustee, liquidator or receiver shall be appointed for us or for a substantial part of our property or business without our consent and shall not be discharged within sixty (60) days after such appointment; or

         o any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of our properties or assets and shall not be dismissed within sixty (60) days; or

         o any money judgment, writ or warrant of attachment, or similar process in excess of $100,000 in the aggregate shall be entered or filed against us or any of our properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of sixty
            (60) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

         o bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against us and, if instituted against us, shall not be dismissed within sixty (60) days after such institution or we shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding; or

         o we have our common stock suspended or delisted from trading on the Nasdaq SmallCap Market for more than five (5) trading days.

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Warrants

         In connection with the issuance of the convertible debenture, we will issue a warrant to the holder to purchase up to 400,000 shares of our common stock at an exercise price per share of $1.37. We also will issue a warrant to purchase up to 266,667 shares of our common stock at the same exercise price, which will only be exercisable if the convertible debenture is not paid in full, including all accrued and unpaid interest, within 120 days of the original issuance date.

                              PLAN OF DISTRIBUTION

         We are offering a $3.0 million convertible debenture under this prospectus supplement for an aggregate purchase price of $2,500,000. We will also issue to the purchaser of these shares of common stock a three (3) year warrant to purchase up to 666,667 shares of our common stock at an exercise price per share of $1.37. Upon the sale of these securities, we will pay a $175,000 sales commission to Ladenburg Thalmann & Co. Inc., as placement agent in connection with this offering. We will also issue Ladenburg Thalmann a warrant to purchase 167,576 shares of our common stock at an exercise price per share of $1.15. We will not pay any other compensation in conjunction with this sale of securities. We have agreed to indemnify Ladenburg Thalmann against liabilities under the Securities Act of 1933.

                           FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this prospectus discuss future expectations and state other forward-looking information. Forward-looking statements can be identified by the use of progressive terminology, such as may, will, expect, anticipate, estimate, continue or other similar words. These statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from those contemplated by the statements. Factors that might cause such a difference include those discussed in the section titled Risk Factors in the prospectus dated June 27, 2000. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.


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